UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Exact name of registrant as specified in its charter)
Delaware                                                                                    77-0554122
(State of incorporation                                                    (I.R.S. Employer
or organization)                                                       Identification No.   )

275 Gibraltar Drive, Sunnyvale California  94085
(Address of principal executive offices) (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.	☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.	☑

Securities Act of 1933 registration statement file number to which this form relates: N/A

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which
so registered	each class is registered

Series A Participating Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Item 1.                      Description of Registrant's Securities to be Registered.

On March 10, 2011 (the "Restatement Date"), Alliance Fiber Optic Products, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, LLC, a New York banking corporation acting as rights agent (the "Rights Agent"), entered into an Amended and Restated Rights Agreement (the "Restated Agreement").  The Restated Agreement amends and restates an original Rights Agreement dated as of May 29, 2001 (the "Original Agreement"), to among other things: (i) amend and otherwise adjust the "Rights" issued pursuant to the Original Agreement such that a single Right (i.e., the right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, par value $0.001 per share (the "Preferred Stock") at a price of $80.00 per one one-thousandth of a share (the "Purchase Price")) is, as of the Restatement Date, associated with each share of the Company's common stock, par value $0.001 per share (the "Common Stock"); and (ii) extend the final expiration date for the Rights by ten (10) years to May 29, 2021.

Rights were initially distributed under the Original Agreement to holders of the Common Stock at a rate of one Right for each share of Common Stock.  Since the occurrence of a one-for-five reverse split of the Common Stock at the close of business on August 27, 2010, five Rights had been associated with each outstanding share of Common Stock.  The Restated Agreement restores the initial one Right per share of Common Stock ratio of the Original Agreement, but is subject to adjustment following the Restatement Date as provided in the Restated Agreement.

Rights continue to be attached to all outstanding shares of Common Stock, and no separate Rights certificates have been distributed.  Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earliest of the following: (i) a public announcement that a person, entity or group of affiliated or associated persons and/or entities (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (other than (A) as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, (B) the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary, (C) Foxconn Holding Limited (which owned in excess of fifteen percent (15%) of the outstanding shares of Common Stock when the Original Agreement was implemented), so long as such entity, together with its affiliated or associated persons and/or entities, does not increase its beneficial ownership by more than one percent (1%) of the outstanding shares of Common Stock above the percentage held in May 2001 (or such lesser percentage as may result following any transfer of securities after such date until Foxconn beneficially owns less than fifteen percent (15%) of the outstanding shares of Common Stock)) and (D) certain other instances set forth in the Restated Agreement); or (ii) ten (10) business days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons and/or entities becoming an Acquiring Person (unless such tender offer or exchange offer is a Permitted Offer (defined below)).

Until the Distribution Date (or earlier redemption or expiration of the Rights, if applicable), (i) the Rights will be evidenced (x) with respect to any uncertificated shares of Common Stock, by the registration of the shares of Common Stock in the Company's share register in the names of the holders thereof, and (y) with respect to any certificates for Common Stock, by such Common Stock certificates, and (ii) the surrender for transfer of any certificates for outstanding Common Stock will also constitute the transfer of the Rights associated with such Common Stock, and the registration of transfer of ownership of any uncertificated shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earliest of (i) May 29, 2021, (ii) consummation of a merger transaction with a person, entity or group who (x) acquired Common Stock pursuant to a Permitted Offer and (y) is offering in the merger the same price per share and form of consideration paid in the Permitted Offer or (iii) redemption or exchange of the Rights by the Company as described below.

The number of Rights associated with each share of Common Stock shall be proportionately adjusted, from and after the Restatement Date, to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.  The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time, from and after the Restatement Date, to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights, options or warrants (other than those referred to above).  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction (whether or not the Company is the surviving corporation) or fifty percent (50%) or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two (2) times the Purchase Price (such right being called the "Merger Right").  In the event that a person, entity or group becomes the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Common Stock (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board of Directors who are not officers of the Company and are not Acquiring Persons (or affiliated or associated persons and/or entities thereof) to be fair to and in the best interests of the Company and its stockholders (a "Permitted Offer")), then proper provision shall be made so that each holder of a Right will, for a sixty (60) day period (subject to extension under certain circumstances) thereafter, have the right to receive upon exercise that number of shares of Common Stock (or, at the election of the Company, which election may be obligatory if sufficient authorized shares of Common Stock are not available, a combination of Common Stock, property, other securities (e.g., Preferred Stock) and/or cash (including by way of a reduction in the Purchase Price)) having a market value of two (2) times the Purchase Price (such right being called the "Subscription Right").  The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.  Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person (or affiliated or associated persons and/or entities thereof) shall immediately become null and void.

At any time prior to the earlier to occur of (i) a person, entity or group becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors.  Additionally, the Company may, following a person, entity or group becoming an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person (or certain related persons and/or entities) or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as the Acquiring Person triggering the Subscription Right beneficially owns securities representing less than fifteen percent (15%) of the outstanding shares of Common Stock and at the time of redemption there are no other Acquiring Persons.  The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten (10) business days' prior notice.  Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Subject to applicable law, the Board of Directors, at its option, may at any time after a person, group or entity becomes an Acquiring Person (but not after the acquisition by such Acquiring Person of fifty percent (50%) or more of the outstanding shares of Common Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock at a rate of one share of Common Stock per Right (subject to adjustment) or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock).  Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25.00.  In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal, per share, to the greater of $1,000.00 or 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock.  In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock.  The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.  Fractional shares of Preferred Stock will be issuable; however, the Company may elect to (i) distribute depositary receipts in lieu of such fractional shares and (ii) make an adjustment in cash, in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, based on the market price of the Preferred Stock prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights should not be taxable to stockholders or to the Company, holders of Rights may, depending upon the circumstances, recognize taxable income in the event (i) that the Rights become exercisable for (x) Common Stock or Preferred Stock (or other consideration) or (y) common stock of an acquiring company in the instance of the Merger Right as set forth above or (ii) of any redemption or exchange of the Rights as set forth above.

The Company and the Rights Agent retain broad authority to amend the Restated Agreement; however, following any Distribution Date any amendment may not adversely affect the interests of holders of Rights.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Restated Agreement, a copy of which is filed herewith and incorporated herein by reference.

Item 2.                      Exhibits.

4.1
Amended and Restated Rights Agreement between Alliance Fiber Optic Products, Inc. and American Stock Transfer & Trust Company, LLC, dated as of March 10, 2011, amending and restating an original Rights Agreement dated as of May 29, 2001, which includes as Exhibit A the form of Rights Certificate.  Pursuant to the Amended and Restated Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Amended and Restated Rights Agreement).

4.2
Certificate of Designation of Series A Participating Preferred Stock of Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 3(i).2 to the Company's 10-K for the year ended December 31, 2002).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  March 10, 2011

ALLIANCE FIBER OPTIC PRODUCTS, INC.

By:  /s/ Anita K. Ho
Name:    Anita K. Ho
Title:      Acting Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
4.1
Amended and Restated Rights Agreement between Alliance Fiber Optic Products, Inc. and American Stock Transfer & Trust Company, LLC, dated as of March 10, 2011, amending and restating an original Rights Agreement dated as of May 29, 2001, which includes as Exhibit A the form of Rights Certificate.  Pursuant to the Amended and Restated Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Amended and Restated Rights Agreement).

4.2
Certificate of Designation of Series A Participating Preferred Stock of Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 3(i).2 to the Company's Annual Report on Form 10-K for year ended December 31, 2002).